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                             March 5, 2024

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 23,
2024
                                                            File No. 333-276791

       Dear Ting Kin Cheung:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. We note your revised disclosure that "[t]he validity of the Ordinary Shares to be offered by the Selling
Stockholders and other certain legal matters as to Cayman Islands law will be passed upon for us
by Harney Westwood & Riegels." Please have counsel revise
                                                        Exhibit 5.1 to provide
the legality opinion for the ordinary shares offered by the Selling
                                                        Stockholders. Refer to
Section II.B.1.h of Staff Legal Bulletin No. 19.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       5, 2024
March2 5, 2024 Page 2
Page
FirstName LastName
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance